

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 6, 2017

Via E-mail
Joe Leonti
Vice President, General Counsel and Secretary
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124

      Re: Parker-Hannifin Corporation
               Registration Statement on Form S-4
               Filed June 28, 2017
               File No. 333-219019

Dear Mr. Leonti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

               Sincerely,

               /s/ Pamela A. Long

               Pamela A. Long
               Assistant Director
               Office of Manufacturing and
               Construction

cc: Kimberley J. Pustulka, Esq.